SUITE 2800 400 4TH AVENUE S.W. CALGARY ALBERTA CANADA T2P 0J4	403 269 4884 TEL 403 264 6306 FAX vermilionenergy.com

NOTICE

October 24, 2008

Mr. John Cannarella
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
U.S.A.  20549-7010

Dear Mr. Cannarella:

Re:           Comment Letter of June 5, 2008 / October 21, 2008
__________________________________________________________________

This letter is to inform you that Vermilion Energy Trust will provide a written response to the comments in the above mentioned documentation by November 21, 2008.

Regards,

Original signed by “Steve Ironside”

Steve Ironside
Manager, Finance

SI/tjh